UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN
(Full title of the plan)
INTERNATIONAL PAPER COMPANY
6400 Poplar Avenue
Memphis, TN 38197
Telephone: (901) 419-9000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

1

TABLE OF CONTENTS

NOTE:
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
International Paper Company
Salaried Savings Plan
We have audited the accompanying statements of net assets available for benefits of International Paper Company Salaried Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche, LLP
Memphis, TN
June 27, 2014

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012
(Amounts in thousands)

	2013	2012
ASSETS:
Investments, at fair value — Plan interest in Master Trust
Participant-directed investments	$4,194,589	$3,440,005
Receivables:
Notes receivable from participants	73,503	60,891
Participants’ contributions	6,024	5,936
Employer’s contributions	3,660	3,718
Temple-Inland plan participant balances	—	450,520
Total receivables	83,187	521,065
LIABILITIES:
Accrued expenses	471	572
Excess contributions payable	—	16
Total liabilities	471	588
NET ASSETS AVAILABLE FOR BENEFITS, at fair value	4,277,305	3,960,482
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(13,379)	(42,561)
NET ASSETS AVAILABLE FOR BENEFITS	$4,263,926	$3,917,921
See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2013 AND 2012
(Amounts in thousands)

	2013	2012
ADDITIONS:
Contributions:
Participants’ contributions	$123,745	$109,080
Employer’s contributions	70,831	59,753
Total contributions	194,576	168,833
Investment income — Plan interest in Master Trust	593,982	405,201
Interest income on notes receivable from participants	3,310	2,667
Net transfers from other plans (Notes 1 and 8)	6,372	453,372
Total additions	798,240	1,030,073
DEDUCTIONS:
Benefits paid to participants	449,216	283,352
Administrative expenses	3,019	2,821
Total deductions	452,235	286,173
NET INCREASE	346,005	743,900
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,917,921	3,174,021
End of year	$4,263,926	$3,917,921
See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the International Paper Company Salaried Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan providing retirement benefits to the salaried employees and certain hourly employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On February 13, 2012, the Company acquired Temple-Inland Inc. In connection with the merger of the Temple-Inland Savings Plan into the Plan, eligible participant balances of the Temple-Inland Savings Plan were liquidated effective December 31, 2012. Temple-Inland Savings Plan net assets available for benefits totaling approximately $450,520,000 were transferred to the Plan in January 2013.
The assets of the Plan are held by State Street Bank and Trust Company (the “Trustee” or “State Street”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee.
J.P. Morgan Retirement Plan Services (the “Recordkeeper”) is the recordkeeper for the Plan.
Eligibility to Participate—An employee is generally eligible to participate in the Plan upon date of hire if the employee is a salaried employee, or a non-bargained hourly employee at a designated location, and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation.
Participant Contributions—Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan. Employees who are automatically enrolled contribute at the rate of 4% of compensation, unless they elect an alternate contribution percentage.
Company Matching Contributions—The Company matches all participant contributions at 70% on the first 4% of compensation contributed to the Plan and 50% on the next 4% of compensation contributed to the Plan.
Retirement Savings Account—The Company makes a Retirement Savings Account (“RSA”) contribution equal to 2.75% of compensation for employees hired on or after July 1, 2004. Effective January 1, 2011, employees, whose age is 40 or greater as of the date that their account is credited with RSA contributions, receive 4% of compensation as defined by the Salaried Savings Plan.
Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans or traditional individual retirement accounts.
Investments—Participants direct the investment of their contributions, company matching and RSA contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company’s common stock as investment options for participants. Contributions of participants who are automatically enrolled, and the Company matching contribution, are invested in the Tier 1 Smartmix Moderate Fund unless the participant makes alternate investment elections.
Company matching contributions to the Plan are made in cash and are invested in accordance with the participant’s investment election.
ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current Plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company matching contributions, RSA contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions and RSA contributions, plus earnings thereon, after three years of service.
Participants also are fully vested in amounts contributed by the Company, plus earnings thereon, upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. Forfeited balances of terminated participants are used to reduce future Company contributions.
Notes Receivable from Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of a participant’s Company contributions account, less any restricted portions of such accounts or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.
Loans are repaid through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.25% to 11.00% at December 31, 2013, and from 4.25% to 9.25% at December 31, 2012. For participants who are no longer employed by the Company, loans are repaid by direct payments to the Plan. A loan initiation fee of $50 is charged to the participant’s account for each new loan requested.
Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24 months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.
If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59-1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.
To demonstrate necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.
Participants who have attained age 59-1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.
Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.
Upon termination of employment, a participant may elect a distribution in a lump-sum payment, partial lump-sum payment or through installments over 5 to 20 years. Beginning January 1, 2011, the maximum installment period for new elections is limited to the maximum life expectancy of the participant or the joint life expectancy of the participant and their beneficiary.
The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. An automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover Individual Retirement Account (IRA) unless the participant timely elects another form of distribution.
Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70-1/2.
Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan’s summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan’s provisions.

Administrative Expenses—All administrative fees and expenses (except loan and Qualified Domestic Relations Order "QDRO" initiation fees) are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.
Forfeited Accounts—On December 31, 2013 and 2012, forfeited non-vested accounts were valued at $71,000 and $28,000, respectively. During the years ended December 31, 2013 and 2012, employer contributions were reduced by approximately $1,862,000 and $1,778,000, respectively, from forfeited non-vested accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates— The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition—The Plan’s interest in the Master Trust is stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If available, quoted market prices are used to value investments. The fair value of benefit-responsive contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Pooled accounts are valued at the net asset value of units held by the Plan at year end. Shares of the open brokerage window and the Company’s common stock are valued at quoted market prices as of the measurement date.
In accordance with GAAP, the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value (Note 3). The statements of changes in net assets available for benefits are presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.
Risks and Uncertainties—The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits—Benefit payments to participants are recorded upon distribution.
Excess Contributions Payable—The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Code are not satisfied. For the year ended December 31, 2013, the Plan passed the nondiscrimination tests, and no contributions were refundable. For the year ended December 31, 2012, approximately $16,100 of contributions were refundable to Plan participants and are included in excess contributions payable in the accompanying statements of net assets available for benefits.
Derivatives— Investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:

•	Market Exposure — To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.

•
To alter the risk/return characteristics of certain investments. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.

•	Foreign Currency Exposure Management — Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.

The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.
Derivative instruments and hedging activities were immaterial for the years ended December 31, 2013 and 2012.
Securities Lending—International Paper Company has, via a Securities Lending Authorization Agreement with State Street, authorized State Street to lend its securities to broker-dealers and banks pursuant to a form of loan agreement.
During 2013 and 2012, State Street lent, on behalf of the Company, certain securities held by State Street as custodian and received cash, securities issued or guaranteed by the United States government, and irrevocable letters of credit as collateral. State Street did not have the ability to pledge or sell collateral securities absent a borrower default. Borrowers were required to deliver collateral for each loan equal to (i) in the case of loaned securities denominated in United States dollars or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (ii) in the case of loaned securities not denominated in United States dollars or whose primary trading market was not located in the United States, 105% of the market value of the loaned securities.
State Street had indemnified International Paper by agreeing to purchase replacement securities, or return the cash collateral in the event a borrower failed to return a loaned security or pay distributions thereon. There were no losses during 2013 or 2012 resulting from a default of the borrowers.

The cash collateral received on loans is invested, together with the cash collateral of other qualified tax-exempt plan lenders in a collective investment pool called the Quality D Short-Term Investment Fund. As of December 31, 2013, the Quality D Short-Term Investment Fund had an average duration of 91 days and an average weighted final maturity of 40 days. As of December 31, 2012, such investment pool had an average duration of 71 days and an average weighted final maturity of 33 days.

Recent Accounting Pronouncement—In December 2011 and January 2013, the Financial Accounting Standards Board ("FASB") issued guidance requiring expanded disclosures, including both gross and net information for derivatives, repurchase and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in the reporting entity's financial statements or those that are subject to an enforceable master netting arrangement or similar agreement. The Plan adopted the new guidance in 2013. The new guidance affects disclosures only and therefore had no impact on the statements of net assets and changes therein.

NOTE 3 - MASTER TRUST
The Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Master Trust is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions, and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels. Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement possibly resulting in the need for multiple agreements with a single counterparty. Master netting agreements are specific to each different asset type; therefore, they allow the Master Trust to net its total exposure to a specified counterparty and settle it through a single payment, in a single currency in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty. Transactions subject to master netting arrangements include securities lending, interest rate swaps, futures, and options. Assets and liabilities for securities lending agreements are presented separately within Note 3. Any amounts offset within the Master Trust as of December 31, 2013 and 2012 were immaterial.

The net assets of the Master Trust at December 31, 2013 and 2012, are summarized as follows (in thousands):

	2013	2012
Master Trust net assets:
At fair value:
Company Stock Fund Master Trust Investment Account	$562,831	$493,715
RIC Master Trust Investment Account:
Conservative Smartmix Fund	156,493	130,738
Moderate Smartmix Fund	679,073	433,867
Aggressive Smartmix Fund	380,555	244,225
Cash	1,740	1,358
Total RIC Master Trust Investment Account	1,217,861	810,188
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $12,240 in 2013 and $13,586 in 2012)	179,838	193,298
Emerging Market Fixed Income Pool	49,058	62,080
Emerging Market Equity Pool	105,932	116,526
High Yield Bond Pool (securities on loan $7,060 in 2013 and $6,984 in 2012)	70,577	85,327
Non-U.S. Developed Equity Pool (securities on loan $10,441 in 2013 and $5,276 in 2012)	204,675	125,983
U.S. Small Cap Pool (securities on loan $29,639 in 2013 and $13,197 in 2012)	250,607	131,510
U.S. Mid Cap Pool (securities on loan $6,432 in 2013 and $6,168 in 2012)	227,811	151,252
U.S. Large Cap Pool (securities on loan $4,017 in 2013 and $3,676 in 2012)	905,376	542,430
Total Commingled Investment Group Trust Master Trust Investment Accounts	1,993,874	1,408,406
Open Brokerage Window:
Corporate Bonds	291	264
Equities	68,057	58,793
Government Securities	—	53
Mutual Funds	34,278	28,675
Cash and cash equivalents	19,975	20,214
Total Open Brokerage Window	122,601	107,999
Stable Value Fund Master Trust Investment Account	1,646,669	1,651,622
Total investments, fair value	5,543,836	4,471,930
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(19,877)	(61,334)
Total assets, contract value	5,523,959	4,410,596
Collateral Held	71,728	50,191
Total Master Trust assets	5,595,687	4,460,787
Liability to return collateral held under securities lending agreements	71,728	50,191
Total liabilities	71,728	50,191
Total Master Trust net assets	$5,523,959	$4,410,596
Plan interest in the Master Trust, at fair value	$4,194,589	$3,440,005
Plan interest in the Master Trust as a percentage of total	76%	77%

The net investment income (loss) of the Master Trust for the years ended December 31, 2013 and 2012, is summarized below (in thousands):

	2013	2012
Master Trust investment income (loss):
Net appreciation (depreciation) of investments at fair value:
Company Stock Fund Master Trust Investment Account	$120,004	$142,495
RIC Master Trust Investment Account:
Conservative Smartmix Fund	9,945	11,541
Moderate Smartmix Fund	91,740	57,206
Aggressive Smartmix Fund	70,882	38,174
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $32 in 2013 and $30 in 2012)	(4,160)	12,078
Emerging Market Fixed Income Pool	(2,649)	8,407
Emerging Market Equity Pool	(2,228)	18,281
High Yield Bond Pool (securities on loan $44 in 2013 and $62 in 2012)	4,273	8,642
Non-U.S. Developed Equity Pool (securities on loan $118 in 2013 and $100 in 2012)	38,157	19,761
U.S. Small Cap Pool (securities on loan $373 in 2013 and $293 in 2012)	71,016	20,547
U.S. Mid Cap Pool (securities on loan $52 in 2013 and $194 in 2012)	57,977	21,840
U.S. Large Cap Pool (securities on loan $58 in 2013 and $55 in 2012)	239,247	86,498
Open Brokerage Window:
Corporate Bonds	3	32
Equities	11,604	6,651
Government Securities	12	—
Mutual Funds	4,589	3,130
Partnerships	114	—
Net depreciation of investments at contract value -
Stable Value Fund Master Trust Investment Account	(5,706)	(5,265)
Total net appreciation	704,820	450,018
Interest and dividends:
Company Stock Fund Master Trust Investment Account	15,512	15,397
RIC Master Trust Investment Account:
Conservative Smartmix Fund	31	38
Moderate Smartmix Fund	56	113
Aggressive Smartmix Fund	38	155
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Small Cap Pool	—	6
Stable Value Fund Master Trust Investment Account	35,547	37,335
Total interest and dividends	51,184	53,044
Total Master Trust investment income	$756,004	$503,062
Investment income — Plan interest in Master Trust	$593,982	$405,201

NOTE 4 - FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.
The fair values listed below exclude a net payable of $59,717,000 related to un-invested cash, receivables, and payables that are included in the Master Trust assets at December 31, 2013 totaling $5,543,836,000 reflected in Note 3.

Master Trust Assets
Fair Value Measurements as of December 31, 2013 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$43	$31,704	$—	$31,747
Common collective funds	—	104,390	—	104,390
Common stock of International Paper	559,170	—	—	559,170
Corporate bonds	—	129,566	—	129,566
Derivatives	—	5,921	159	6,080
Domestic equities	833,879	622,183	—	1,456,062
Government securities	—	120,272	—	120,272
International equities	245,155	28,261	19	273,435
Mortgage backed securities	—	21,324	3	21,327
Smartmix	—	1,217,210	—	1,217,210
Stable Value	—	1,594,878	89,416	1,684,294
Total Master Trust investments	$1,638,247	$3,875,709	$89,597	$5,603,553
The fair values listed below exclude a net payable of $61,725,000 related to un-invested cash, receivables, and payables that are included in the Master Trust assets at December 31, 2012 totaling $4,471,930,000 reflected in Note 3.
Master Trust Assets
Fair Value Measurements as of December 31, 2012 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$16,059	$30,478	$—	$46,537
Common collective funds	40,091	157,933	—	198,024
Common stock of International Paper	492,727	—	—	492,727
Corporate bonds	—	145,264	—	145,264
Derivatives	311	3,079	(160)	3,230
Domestic equities	478,016	302,681	—	780,697
Government securities	—	135,387	—	135,387
International equities	144,496	77,726	9	222,231
Mortgage backed securities	—	20,933	—	20,933
Smartmix	1,245	806,930	—	808,175
Stable Value	106,768	1,533,052	40,630	1,680,450
Total Master Trust investments	$1,279,713	$3,213,463	$40,479	$4,533,655

Transfers Between Levels—The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2013 and 2012, there were no significant transfers between levels.
Changes to Fair Value of Level 3 Assets and Related Gains and Losses—The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2013 and 2012.
Level 3 Master Trust Assets (in thousands)

	Derivaties	International Equities	Stable Value	Total
Beginning balance January 1, 2013	$(160)	$9	$40,630	$40,479
Realized gains	26	8	431	465
Unrealized gains (losses)	13	(13)	—	—
Purchases	23,240	17	110,862	134,119
Sales	(22,957)	(5)	(62,507)	(85,469)
Issuances	—	—	—	—
Settlements	—	—	—	—
Transfers in and/or out of Level 3	3	—	—	3
Ending balance December 31, 2013	$165	$16	$89,416	$89,597
Level 3 Master Trust Assets (in thousands)

	Derivatives	Gov’t securities	International Equities	Smartmix	Stable Value	Total
Beginning balance January 1, 2012	$(421)	$5	$—	$163,242	$29,084	$191,910
Realized gains (losses)	(90)	—	—	32,428	(453)	31,885
Unrealized gains (losses)	336	—	9	(24,355)	605	(23,405)
Purchases	24,903	—	—	27,750	33,736	86,389
Sales	(24,582)	—	—	(199,065)	(22,359)	(246,006)
Issuances	—	—	—	—	—	—
Settlements	—	—	—	—	—	—
Transfers in and/or out of Level 3	(306)	(5)	—	—	17	(294)
Ending balance December 31, 2012	$(160)	$—	$9	$—	$40,630	$40,479

Asset Valuation Techniques—Equity securities, including the common stock of International Paper, consist primarily of publicly traded U.S. companies and international companies. Publicly traded equities are valued at the closing prices reported in the active market in which the individual securities are traded. Cash equivalents held are primarily short-term money market commingled funds that are valued at cost plus accrued interest which approximates fair value.
Fixed income investments consist of mortgage-backed securities, corporate bonds, government securities, and common collective funds. Mortgage backed security holdings consist primarily of agency-rated holdings. The fair value estimates for mortgage securities are calculated by third-party pricing sources chosen by the custodian’s price matrix. Corporate bonds are valued using either the yields currently available on comparable securities of issuers with similar credit ratings or using a discounted cash flows approach that utilizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Government securities are valued by third-party pricing sources. Common collective funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.
Derivative investments such as futures, forward contracts and options are generally valued by the investment managers using model-based pricing methods, or in certain instances, by third party pricing sources.

Smartmix funds are multi-asset class commingled trust funds valued at the net asset value per share multiplied by the number of shares held as of the measurement date.
Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements— The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure fair value of those financial instruments, and the significant unobservable inputs and the ranges or values for those inputs.

Significant Unobservable Inputs Used in Level 3 Fair Value Measurements as of December 31, 2013 (in thousands)

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Guaranteed investment contract	$20,836	Discounted cash flow	Discount rate	0.78%-1.38%
			Payout date range	2/1/16 - 11/1/16
			Payout percentage range	25%-100%
Guaranteed investment contract	$17,817	Discounted cash flow	Discount rate	1.93%
			Payout date range	12/29/17
			Payout percentage range	100%
Guaranteed investment contract	$17,815	Discounted cash flow	Discount rate	1.93%
			Payout date range	1/24/18
			Payout percentage range	100%
Guaranteed investment contract	$17,722	Discounted cash flow	Discount rate	0.35%-1.38%
			Payout date range	7/1/15-9/1/16
			Payout percentage range	33%-100%
Guaranteed investment contract	$15,150	Discounted cash flow	Discount rate	0.35%-0.78%
			Payout date range	12/22/14-12/22/15
			Payout percentage range	33%-100%

 Significant Unobservable Inputs Used in Level 3 Fair Value Measurements as of December 31, 2012 (in thousands)

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Guaranteed investment contract	$20,521	Discontinuance value	Underlying crediting rate	2.03%
			Duration	3-4 years
			Treasury rates	.37%-.50%
Guaranteed investment contract	$14,981	Discontinuance value	Underlying crediting rate	1.1107%
			Duration	2-3 years
			Treasury rates	1.042%-1.117%
Guaranteed investment contract	$5,149	Discounted cash flow	Underlying crediting rate	5.19%
			Duration	8 months
			Interest rate swap rates	1/20/2021

NOTE 5 - INVESTMENT CONTRACTS
The Plan has entered into various benefit-responsive investment contracts (Stable Value Contracts) which are intended to help the Stable Value Fund Master Trust Investment Account (Stable Value Fund) maintain stable principal valuation in most circumstances. Stable Value Contracts are negotiated over-the-counter contracts issued specifically to the Stable Value Fund by banks, insurance companies, and other financial institutions, and typically require the Stable Value Fund to pay periodic fees to the contract’s issuer.
The Stable Value Fund is managed by Deutsche Asset Management and invests in Stable Value Contracts to help offset price fluctuations. The terms of each Stable Value Contract obligate the contract’s issuer to keep a separate record for the contract’s value, which under most circumstances approximates the value of invested principal plus accrued interest, adjusted for deposits, withdrawals and fees. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

Stable Value Contracts are classified as either traditional guaranteed investment contracts (“TGIC”) or synthetic guaranteed investment contracts (“SGIC”). An SGIC differs from a TGIC in that the Plan owns the assets underlying the investment of a SGIC, and the bank, insurance company, or other financial institution issues a contract, referred to as a “wrapper,” that maintains the contract value of the underlying investment for the duration of the SGIC. The underlying investments of the SGIC are stated at their fair value and determined by the trustee or custodian of the assets based on quoted market prices. The fair value of the wrapper contract(s) are estimated using a replacement cost methodology. The Stable Value Contracts are included in the financial statements at fair value and adjusted to contract value as reported to the Plan by the Stable Value Contract issuers.
The Stable Value Fund’s Net Asset Value (“NAV”) is normally expected to be calculated using the contract value of the Stable Value Contracts, regardless of the fluctuations in the market value of the underlying fixed income portfolios, which is intended to allow the fund to maintain a stable NAV. The terms of each Stable Value Contract provide for certain qualified withdrawals allowed under the Plan, such as exchanges, withdrawals, distributions and benefits to be paid at contract value, although terms vary from contract to contract and certain withdrawals may not be permitted at contract value.
Investing in the Stable Value Fund involves certain risks, however the Stable Value Fund may be subject to additional risks other than those described below. The value of the Stable Value Fund’s investments may fluctuate, sometimes rapidly or unpredictably, due to a number of factors including changes in interest rates or inflation, adverse economic conditions, reduced market liquidity, poor manager performance, or other factors affecting the securities markets.
The creditworthiness of the contract issuer or guarantor of fixed income securities or Stable Value Contracts, may deteriorate, or the issuer may default or become unable or unwilling to make timely principal payments, interest payments, or to otherwise honor its obligations, which may impact the Stable Value Fund’s performance or cause a reduction in the Stable Value Fund’s NAV.
There are certain risks associated with investing in Stable Value Contracts. Stable Value Contracts contain terms including events of default and termination provisions, which if triggered could obligate the Stable Value Fund’s managers to alter their investment strategy and wind down the contracts over a period of several years, or could potentially cause loss of coverage under the Stable Value Contract(s). Certain events or conditions, including but not limited to, changes to the Plan’s other investment funds, changes to the rules or administration of the Plan or Stable Value Fund, employer restructuring or layoffs, corporate mergers or divestitures, employer bankruptcy, partial or complete Plan termination, changes in law, accounting procedures or regulatory changes, may result in withdrawals from the Stable Value Contracts being made at market value instead of book value, which could result in a reduction of the Stable Value Fund’s NAV. The Trustee is responsible for determining the Stable Value Fund’s NAV and the amount of any participant’s redemption from the Stable Value Fund.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Stable Value Fund investments held by the Master Trust was approximately $1.6 billion at December 31, 2013 and $1.7 billion at December 31, 2012, and is included in the Stable Value Fund summary of the net assets of the Master Trust in Note 3. The contract value of the Stable Value Contracts held by the Master Trust was approximately $1.6 billion at December 31, 2013 and 2012. The average yield of the entire Stable Value Fund for the years ended December 31, 2013 and 2012, was 1.65% and 1.16%, respectively. The average yield of the entire Stable Value Fund, adjusted to reflect the actual interest rate credited to participants in the Stable Value Fund, for the years ended December 31, 2013 and 2012, was 1.67% and 1.89%, respectively. This average yield is calculated by dividing the annualized rate credited to participants in the Stable Value Fund by the fair value of all investments in the fund.
In addition to the Stable Value Contracts, the Stable Value Fund includes a short-term investment fund managed by State Street that had an aggregate fair value of approximately $78 million and $122 million at December 31, 2013 and 2012, respectively.

NOTE 6 - RELATED-PARTY TRANSACTIONS
Certain of the Master Trust’s investments are units of Master Trust Investment Accounts managed by the Trustee. State Street is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1,343,000 and $1,110,000 for the years ended December 31, 2013 and 2012, respectively.
Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions. At December 31, 2013 and 2012, the Plan held 41,900,000 and 45,500,000 units, respectively, of common stock of International Paper Company, the sponsoring employer, with a cost basis of $291,200,000 and $283,500,000, respectively. The Plan recorded dividend income of $12,900,000 and $12,800,000 for the years ended December 31, 2013 and 2012, respectively.

NOTE 7 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Subsequent to year-end, the Company received an updated favorable determination letter dated April 11, 2014 indicating that the Plan continues to satisfy the requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to IRS examinations for years prior to 2006.

NOTE 8 - TRANSFERS FROM OTHER PLANS
The Company also sponsors the International Paper Company Hourly Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer.
On February 13, 2012, the Company acquired Temple-Inland Inc. In connection with the merger of the Temple-Inland Savings Plan into the Plan, eligible participant balances of the Temple-Inland Savings Plan were liquidated effective December 31, 2012.
The following table summarizes the net transfers from other plans during 2013 and 2012 (in thousands):

	2013	2012
International Paper Company Hourly Savings Plan—net transfers due to changes in employment status	$6,372	$2,849
Temple-Inland Savings Plan transfer due to acquisition of Temple-Inland	—	450,523
Total net transfers from other plans	$6,372	$453,372

NOTE 9 - PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 10 - RECONCILIATION TO THE FORM 5500
For the years ended December 31, 2013 and 2012, the following is a reconciliation of participant-directed investments per the statements of net assets available for benefits to the Form 5500 (in thousands):

	2013	2012
Net assets available for benefits:
Participant-directed investments, at fair value	$4,194,589	$3,440,005
Fair value to contract value adjustments for fully benefit-responsive investment contracts	(13,379)	(42,561)
Less participant brokerage accounts	(103,173)	(91,880)
Less bonds and notes	(133)	—
Value of interest in Master Trust investment accounts per Form 5500, Schedule H, Part I, Line 1c(11)	$4,077,904	$3,305,564
* * * * * *

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
EIN: 13-0872805; PLAN 007
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Various participants	Participant loans at interest rates of 4.25% to 11.00%, maturing through December 2023	**	$73,503,107
*	JP Morgan CISC	Participant brokerage accounts - other assets	**	103,172,622
*	International Paper Company	Bonds at interest rate of 7.95% due June 2018	**	10,932
*	International Paper Company	Notes at interest rate of 7.5% due August 2021	**	122,589

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

By:	/s/ Mark M. Azzarello
Mark M. Azzarello, Plan Administrator

Date:	June 27, 2014 Memphis, TN